

June 5, 2009

Mr. Peter Flueck
Principal Executive Officer
Brookmount Explorations, Inc.
1465 Slater Road
Ferndale, Washington 98148

>   **Re: Brookmount Explorations, Inc.**
>   **Form 10-K for the Fiscal Year Ended November 30, 2008**
>   **Filed March 2, 2009**
>   **File No. 0-32181**

Dear Mr. Flueck:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

Audit Reports, page 16

1.   We note that your prior auditor, Dale Matheson Carr-Hilton LaBonte LLP has placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, covering the period from December 9, 1999 (inception) through November 30, 2004. Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission. If this is not feasible, your present and prior auditors should remove the reference to the other auditors in their opinions.

Under these circumstances, you will need to obtain a new audit of the inception-to-date information or revise your financial statements to identify the cumulative activity as "un-audited."

Form 10-Q for the Fiscal Quarter Ended February 28, 2009

Controls and Procedures, page 6

2.   We note your disclosure stating, "Based on his evaluation of our controls, our chief executive officer and principal accounting officer has concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared." Your statement about disclosure controls and procedures appears to include a limitation because you describe how they are effective without regard to the definition in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true that your disclosure controls and procedures are effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Alternatively, you may simply state your conclusion as effective or not effective without qualification .

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief